August 11, 2014

VIA EDGAR and Federal Express

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-4628

Re:	Energy 11, L.P. Registration Statement on Form S-1 Submitted July 17, 2014 CIK No. 1581552

Dear Mr. Schwall:

On behalf of our client, Energy 11, L.P. (the “Partnership”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 30, 2014, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).  We are concurrently filing via EDGAR this letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For the Staff’s convenience, we have recited the comments from the Staff in this letter in bold type and have followed each comment with the Partnership’s response.  Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on July 17, 2014), all page references herein correspond to the page of Amendment No. 1.

As Mr. von Holtzendorff previously requested when we filed the Registration Statement on July 17, 2014, we are sending, via Fedex, five color copies of the Amendment No. 1, showing revision marks against the Registration Statement filed on July 17, 2014.

Prospectus Summary, page 4

Distributions, page 8

1.
Your description of the priority of distributions does not appear to be consistent with the priority set forth in Section 6.2 of the First Amended and Restated Agreement of Limited Partnership provided as Exhibit A to the prospectus.  Please advise.

Mr. H. Roger Schwall
Securities and Exchange Commission

Response:  The description of the distributions on page 8 of the prospectus was intended to describe the result of the payment of the contingent incentive fee under the dealer manager agreement and the distribution of available cash under the partnership agreement.  After the holders of units have received their preferred return and distributions of $20 for each unit owned, 30% of available cash first will be paid under the dealer manager agreement to the dealer manager as the contingent incentive fee.  The remaining 70% of available cash will be distributed under the partnership agreement 50% to the holder of incentive distribution right and 50% to the holders of Class B Units.  Section 6.2 of the Partnership Agreement dealt only with the distribution to partners.  To avoid confusion, we have revised Section 6.2 of the Partnership Agreement to refer to the use of available cash to pay the contingent incentive fee under the dealer manager agreement.

2.	Please revise to clarify whether the referenced 7% of the net investment amount is an annual rate.

Response:  The Partnership has revised the disclosure on page 8 to address the Staff’s comment.

The Offering, Page 10

3.	Please revise to clarify whether the relevant date for determining whether the minimum subscriptions have been received is September 30, 2016, or December 31, 2016.

Response:  The relevant date for determining whether the minimum subscriptions have been received will be the 2nd anniversary of the effective date of the Registration Statement, provided that the general partner will have the right to extend the offering termination date by ninety days pursuant to a supplement to the prospectus.

Risk Factors, page 15

We will depend on the Manager. . . , page 20

4.	Please revise this risk factor to describe the meaning of “IM.”

Mr. H. Roger Schwall
Securities and Exchange Commission

Response:  The Partnership has revised the disclosure on page 20 to address the Staff’s comments.

The Manager will not owe a fiduciary duty or similar duty to us. . . , page 21

5.
We note your disclosure that the management agreement provides that the Manager will not be liable to you for monetary damages, unless the conduct that led to the damages was grossly negligent or intentional misconduct. We also note your disclosure at page 21 that even if the Manager is determined to have breached the Management Agreement in a manner that is grossly negligent or willful, your ability to collect monetary damages from the Manager will be limited by the assets of the Manager, which are not likely to be significant.  Please revise to include such information in the Summary section of your prospectus.

Response:  The Partnership has revised the disclosure on page 7 to address the Staff’s comment.

Source of Funds and Estimated Use of Offering Proceeds, page 42

Estimated Use of Proceeds, page 42

6.
We note your response to our prior comment 12 and specifically the portion of your response in which you state that “[t]he expenses are likely to increase from $1.5 million and [sic] $8 million in the ‘Maximum Offering’ due to the higher printing expenses, accounting and legal fees, and other communication costs … .” Please clarify whether you anticipate that the expenses will increase above $8 million, as suggested by your response.  Please also revise to clarify whether such reimbursement is capped at $8 million.  In that regard, we note that Section 7.4 of the First Amended and Restated Agreement of Limited Partnership provides for a cap of 3% of the gross proceeds of the sale of the units. As a result, it appears that this reimbursement could be for more than $8 million.

Response:  The Partnership has revised the disclosure on page 43 to indicate that the offering and organization expense reimbursement is an estimate only, and the actual amount may be more than the estimate.

Mr. H. Roger Schwall
Securities and Exchange Commission

7.
We note your disclosure at page 43 regarding “amounts available for investment, management fees and distributions to common unitholders.” We also note your disclosure at page 11 regarding the use of offering proceeds. Please revise your disclosure to state the principal purposes for which the net proceeds to the registrant from the securities to be offered are intended to be used, and the approximate amount intended to be used for each such purpose. See Item 504 of Regulation S-K.  For example, please disclose the amounts to be used to (1) acquire oil and gas properties and (2) develop, operate and manage oil and gas properties.

Response:  The Partnership has revised the disclosure on page 43 to address the Staff’s comment.

Management, page 46

8.
We note your disclosure that none of the owners of the general partner will receive any form of remuneration or other compensation for acting as a director or officer, other than reimbursement for documented travel, entertainment and similar expenses incurred in connection with attending board meetings “and otherwise in connection with administering the Partnership business.” Please revise to clarify whether the owners of the general partner will be reimbursed for expenses other than documented travel, entertainment and similar expenses incurred in connection with administering the Partnership’s business.

Response:  The Partnership has revised the disclosure on page 49 to address the Staff’s comment.

Prior Real Estate Programs, page 49

9.
We note the disclosure added in response to prior comment four.  Please revise to indicate whether income from the prior real estate programs was sufficient to support distributions to investors. If material, please also add related disclosure to the risk factor “Our distributions to our common unitholders may not be sourced from our cash generated from operations…” that begins on page 15.

Response:  The Partnership has added additional disclosure on page 50 regarding the distributions of prior programs to operating cash flow.

Mr. H. Roger Schwall
Securities and Exchange Commission

Description of the Management Agreement, page 56

10.
We note your disclosure at page 60 that the significant terms of any operating agreements with the Manager have been agreed upon as of the date of the prospectus.  Please revise to disclose any such terms that are material.

Response:  The disclosure on page 61 has been revised to provide that the Partnership will agree to an operating agreement with the Manager at the time of the acquisition of a property without an existing operating agreement in place.  This was a conforming change made in connection with the change to Section 2.7 of the Management Agreement (please see response to comment #11 below).

Exhibits

Exhibit 10.2

11.	Please re-file the management services agreement to include Exhibits C and E.

Response:  The Partnership has re-filed the management services agreement to include Exhibit C to address the Staff’s comment.  The Partnership expects that most properties it will acquire will be subject to existing operating agreements.  In the situation that a property the Partnership acquires does not have an existing operating agreement, the Partnership has revised Section 2.7 of the Management Agreement to provide that it will agree to an operating agreement with the Manager at the time of the acquisition of such property and removed the reference to Exhibit E.

Exhibit 10.4

12.
We note the reference in Section 2 of the letter agreement to an opportunity to secure a purchase option for mineral assets in the “SCOOP” energy play located in Oklahoma. Please advise as to why such assets are not referenced in the prospectus.

Response:  When the consulting agreement with Mr. Merritt was executed, the Partnership was negotiating with an independent energy company (other than the affiliates of American Energy Partners) to be the Manager.  The independent energy company owned leasehold acreage in the SCOOP area of Oklahoma, and it was contemplated that in connection with the engagement of the independent energy company as the Manager the Partnership would acquire the SCOOP properties.  The Partnership and the independent energy company were unable to reach an agreement on the terms of a management agreement, and the Partnership has no plans, understandings or agreements to acquire these properties.

Mr. H. Roger Schwall
Securities and Exchange Commission

Should the Staff have additional questions or comments concerning the foregoing, please contact George G. Young III at (713) 547-2081.

Sincerely,

     /s/ George G. Young III
George G. Young III
Haynes and Boone, LLP
(713) 547-2081
guy.young@haynesboone.com

cc:           Dave McKenney
Energy 11 GP, LLC